INVEST IN GABAR

First POC-centered fragrance brand for a new, inclusive generation of fragrance buyers



gabarmyanmar.com New York NY

Retail | Ecommerce | Female Founder | B2C | Social Impact

LEAD INVESTOR



Blake Tan

Scent is memory, and Phway and Susan have channeled their shared heritage to create an incredible upstart of a wellness and conscious beauty brand encapsulating the energy of a new generation. Over the past year, I've had the pleasure of watching the team and company grow. From the crafting of the inaugural fragrance collection (and artful packaging) to the artistic product launch event and beyond to growth of physical / online distribution network, their hard work and energy has been recognized by countless press accolades and a receptive marketplace. They are incredibly talented individuals who've built a great team executing above and beyond their vision, constantly demonstrating their resourcefulness and acumen. Not only have they created a uniquely impressive product, but they've set the foundations for to expand on their vision for a new powerhouse in their space. I look forward to their future growth and accomplishments.

Invested $10,000 this round

Highlights

1. Support POC, especially South East Asian, representation in the global fragrance market
2. Support Myanmar's fight for freedom (10% of profits go to restoration of Myanmar)
3. Push for tenets of mindful and conscious living across a new generation of leaders and changemakers

Our Team



Phway Aye CEO, Creative Director

Founding a company through COVID and the Myanmar coup



Founding a company through COVID and the Myanmar coup

We believe wholeheartedly in the idea of a consumer brand being able to spread strong ideals and make positive change. Our mission is to nurture a new generation of changemakers through the tenets of mindful and conscious living, providing tools and rituals to help people lead calmer and clearer lives, and ultimately build a more conscious world.



Su Zar Wai Hnin COO, Global Director

Founding a company through COVID and the Myanmar coup

Pitch


Gabar

Forward Looking Statements

Cautionary Note: This document contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "believe,""project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will" and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding: expected operating results, such as revenue growth and earnings; anticipated levels of capital expenditures; strategy for customer retention, growth, product development, market position, financial results and M&A activity.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: economic and financial conditions; the adequacy of our cash flow and earnings; the level of demand and financial performance of the hemp & cannabis industries; strategic actions, including acquisitions and dispositions; the occurrence of hostilities, political or regulatory instability or catastrophic events; changes in customer demand; the extent to which we are successful in gaining new long-term relationships with customers or retaining existing ones and the level of service failures that could lead customers to use competitors' services.

Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

PRIVATE & CONFIDENTIAL - DO NOT DISTRIBUTE


Gabar is a mind & body fragrance brand that's
nurturing the next vanguard of global creators.

Gabar is a mind & body fragrance and beauty brand that is nurturing the next vanguard of global creators. Our brand is built around the ideals of authenticity, creativity, resistance and self-expression — helping individuals journey inward and outward to discover their true voices. We preach presence, open-mindedness and connection at our core and take an activist stance towards life and the things we care about, and encourage others to do the same. We've launched our debut collection of gender neutral fragrances for a more conscious mindset — scents to help access the present and find moments of calm, grounding and flow:

No. I FLOAT | No. II GROUND | No. III SWIM.


Our Company.

Gabar means "world" in Burmese. We're rooted in Myanmar & made for the world—creating objects and rituals to nurture the next generation of changemakers and creators. We built Gabar on the very premise that every single person on this earth comes with a specific mission. The things they are good at, the places and people and objects they naturally gravitate towards, and the specific challenges they have faced and continue to face. The raw, wondrous dimensions that make up a person's unique and dynamic self. Our three fragrances were made to inspire quiet and true, conscious presence— to express yourself without judgement, and to connect, play, and create without boundaries. Gabar is a movement, a cause, and most importantly, an opportunity to ignite a new generation of changemakers.

Phway Su Aye
CEO & Creative Director

Susan Wai Hnin
COO & Global Director

Phway Su Aye was born in Myanmar, grew up in New Zealand, and called New York home for 10 years before moving to London, UK. After attending Princeton University, she began working in investment banking and then at Sotheby's, an international auction house, before launching her own brands, including a direct-to-consumer hemp/CBD brand. It was Aye's interests in holistic health, spirituality, beauty, and the arts that spurred on her inspiration for Gabar.

Su Zar Wai Hnin was born in Myanmar and simultaneously spent several years in New York, attending Columbia University and beginning her career in the finance world, in investment banking. She then returned to Myanmar in 2019 with the intention of building her own Myanmar-inspired beauty brand. Hnin's love of beauty, her desire to bring Myanmar to the world stage, and also her interest in self-discovery and personal growth inspired her work for Gabar.


Brand Values

Our Values

Rooted in Myanmar, made for the world

Our origins are rooted in Myanmar, and our brand was born from its rich history. And while we are holistically inspired by our Southeast Asian heritage, we are also global-minded; because we know our roots, our ground, we are able to look outwards and upwards to share it with the world.

Never afraid to push the boundaries

We began as a movement, inspired by a place that was shifting and changing before our very eyes. Inspired by creators & fighters, and those who devote their lives to make positive change, our brand is committed to pushing boundaries, big and small, in everything we do.

Our Values

Made for all kind

Expression is at the heart of everything we believe. We stand for fluidity, self-freedom, and embracing every side of yourself — an ethos we carry throughout every touchpoint.

Conscious in every choice

From our packaging to bottle design to material choices, every action we take is a conscious one: one committed to supporting our earth and its resources, as well as our resources as individuals: our inner energies, our mindfulness, and our practice of being our truest, most authentic selves.


Our Collection.
Gabar
No.III
Eau de Parfum


Gabar
No.I Float
Eau de Parfum

No.I FLOAT

Lapping floral notes with edges of musk, lemongrass, and bergamot. Wade into a scent conceived from the still waters of the Burmese Inle Lake.



Fragrance Notes:
Top: Lemongrass, Basil, Bergamot
Heart: Jasmine, Ginger, Violet Leaf, Orange Blossom, Gardenia, Cassie, Neroli
Base: Amber, White Musk, Tobacco Absolute



NO. I FLOAT /fləʊt/ verb, state of being: [1] sensorial deprivation; [2] the calm behind the senses; [3] the pause before the crack of dawn; [4] being one with the pitch black; [5] the ____space between each thought; [6] to be mindful enough to rise.

No.II GROUND

Deep notes of wood bark, with creamy undertones of sandalwood, saffron, and fig, reminiscent of Myanmar Thanakha. Step into a scent inspired by the expansive grounds of Bagan.



Fragrance Notes:
Top: Coriander, Saffron, Pink Pepper, Ginger, Bergamot
Heart: Orris, Fig, Cedarwood
Base: Oudh, Sandalwood, Guaiacwood, Patchouli,Vetiver, Musk

NO. II GROUND /gɹaʊnd/ verb, state of being: [1] a jaunt in the woodlands; [2] feet covered in sand; [3] a hand across tree bark; [4] the smell of home; [5] sinking into another's hug; [6] the warmth of a sleeping pet; [7] your best friend's laugh; [8] the moments of touch and connection that bring you home.



No.III SWIM

Verdant and lush, blackcurrant bud and wild fig meet a mossy base of cedarwood and amber. Discover a scent born from the jungles of Hpa-An.



Fragrance Notes:
Top: Lemongrass, Basil, Bergamot
Heart: Jasmine, Ginger, Violet Leaf, Orange Blossom, Gardenia, Cassie, Neroli
Base: Amber, White Musk, Tobacco Absolute



NO. III SWIM /swIm/ verb, state of being: [1] the body in fluid motion; [2] the mind in focused flow; [3] windows down, face in the wind; [4] running rivers; [5] "flying time"; [6] running to the rhythm of your song; [7] mindful mindlessness

As Seen In...

GRAZIA

"The Best Men's Fragrances To Buy For Christmas"

HYPEBAE

"Beauty Brand Gabar Launches it's First Line of Sensorial Fragrances"

BBC

"Gabar: Introducing the Beauty of Myanmar to the World"

The Guardian

"The Best New Fragrances"




Thank you for being part of the journey with us.